Rabin Science Park PO Box 4011 Nes Ziona 74140 Tel: (972) 8 938-2721

January 11, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Barbara Jacobs, Assistant Director

Re:	Sapiens International Corporation N.V. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009 (the “2009 Form 20-F”)
Filed April 29, 2010
File No. 000-20181

Dear Ms. Jacobs:

We hereby provide the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that was provided to the Company by the Staff in its letter dated December 13, 2010 (the “Comment Letter”).  As indicated by our outside counsel, Michael Rimon, Adv. of Meitar Liquornik Geva & Leshem Brandwein, to Mr. Michael Johnson of the Staff, the timing of this response letter is due to our not having received the Comment Letter when it was initially faxed to us by the Staff, as we only received it subsequently, on January 3, 2011, via an e-mail from Mr. Robert Benton of the Staff to our Chief Financial Officer, Mr. Roni Giladi.  As previously noted, in order to expedite future communications with us, please note that our updated fax number for all future written correspondence is +972-8-938-2730.  To assist your review of our response, we have retyped the text of the Staff’s comment below in bold face type.  Please note that all references to page numbers in the response below refer to the page numbers of the 2009 Form 20-F, as previously filed with the Commission.

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our response and indicate to us whether the Staff has any further comments to the 2009 Form 20-F.  Upon confirmation of the Staff that our responses to the Staff’s comments (including responses to the comments in both the Comment Letter and in the Staff’s previous comment letter concerning the 2009 Form 20-F, dated October 27, 2010 (the “Original Comment Letter”)) are satisfactory, we will file Amendment No. 1 to the 2009 Form 20-F via EDGAR.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 19, Exhibits, page 63

1.
We refer to prior comment 4.  Please tell us whether your ability to generate revenue from Menora Mivtachim is dependent upon your agreement with them, i.e., would you be able to conduct business with Menora absent an agreement setting forth the terms of service.  In addition, please note that the agreements described in subsections (a) and (b) of paragraph 4(b)(ii) in the Instructions as to Exhibits of Form 20-F are meant to be examples of the types of agreements upon which a registrant’s business may be substantially dependent and is not meant to be an exhaustive list.

We respectfully acknowledge the Staff's comment.  In response to the first part of the Staff’s comment, we believe that in the absence of, or upon the hypothetical termination of, our written, annual budgetary agreement with Menora Mivtachim (“Menora”), we could still conduct business with, and generate revenues from, our relationship with Menora at levels not significantly lower than those that are currently set under the written agreement (based on our current billing rates).  Given the levels of Menora’s past and present purchases of consulting services from us, our existing business relationship with Menora and our understanding that our services are important for the operation of Menora's core system, we believe that even in the absence of a written agreement and the related yearly budget commitment set forth therein, Menora would continue to order such services, which could be billed by us at agreed-upon time and material billing rates for each order.  As indicated in our response to comment number 4 of the Original Comment Letter, even under our current written agreement, Menora may, at its sole discretion, decrease its budget with us during the course of the year (so long as any services already provided by us are paid for in full), thereby causing a reduction in revenues to us, so we do not believe that a relationship absent such a written agreement would present a significantly greater risk of cancellations or decreases in orders, and consequently, reduced revenues to us, than under the current, written agreement.  In light of such facts and the other factors that we discussed in our response to comment number 4 of the Original Comment Letter, we respectfully believe that the written agreement is not a contract upon which our business is “substantially dependent” that needs to be filed as an exhibit to our annual report on Form 20-F for 2009 under the principles set forth in paragraph 4 of the “Instructions as to Exhibits” in Form 20-F.

We furthermore acknowledge the second part of the Staff’s above comment, and have therefore focused our above analysis on the question as to whether our business is “substantially dependent” upon our written agreement with Menora generally, rather than merely drawing a conclusion as to our potential dependence based on the narrower question of whether the agreement falls into one of the specific examples cited in subsections (a) and (b) of paragraph 4(b)(ii) in the Instructions as to Exhibits of Form 20-F.

We appreciate your time and attention to our response to the Staff’s comment set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Michael Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely, /s/ Roni Giladi Roni Giladi Chief Financial Officer Sapiens International Corporation N.V.

cc:
Michael Johnson, Division of Corporation Finance
Roni Al Dor, President, Chief Executive Officer and Director, Sapiens International Corporation N.V.
Michael Rimon, Adv. and Jonathan M. Nathan, Adv.
Paul Weinberg, Adv.